

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Suradech Taweesaengsakulthai
Chief Executive Officer
Arogo Capital Acquisition Corp.
848 Brickell Avenue, Penthouse 5
Miami, FL 33131

> **Re: Arogo Capital Acquisition Corp.**
> **Amendment No. 3 to Form S-1**
> **Filed on November 23, 2021**
> **File No. 333-259338**

Dear Mr. Taweesaengsakulthai:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Amendment No. 3 to Form S-1 filed on November 23, 2021

Exhibit 4.4, page 1

1.   We have completed our review of the warrant agreement filed as Exhibit 4.4 to your registration statement and have no comments. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew Tucker